Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

First Patient Dosed in Phase 1 Clinical Trial Evaluating Neoepitopes Formulated in IMV’s DPX Delivery Platform in Ovarian Cancer Patients

Dartmouth, Nova Scotia; January 17, 2019 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology corporation, today announced that the first patient has been treated in the Phase 1 trial evaluating neoepitopes formulated in the Company’s proprietary DPX delivery platform in patients with ovarian cancer. The study is part of the Company’s DPX-NEO program, which is an ongoing collaboration between UConn Health and IMV to develop neoepitope-based anti-cancer therapies.

“Expanding our DPX-based clinical immunotherapy program beyond DPX-Survivac is an important milestone for IMV, and we are pleased to be able to do so with this type of cutting-edge program in which the novel mechanism of action underscoring all DPX-based candidates plays a critical role,” said Frederic Ors, Chief Executive Officer at IMV. “We believe that the potential of neoepitope-based therapies could be a significant advance in the way physicians treat patients with ovarian cancer who today face a high unmet medical need. We look forward to working with UConn Health to advance this program as IMV is committed to developing an immunotherapy option for women affected by this disease.”

Investigators will assess the safety and efficacy of using patient-specific neoepitopes discovered at UConn Health and formulated in IMV’s proprietary DPX-based delivery technology in women with ovarian cancer. Investigators plan to enroll up to 15 patients in the Phase 1 study. UConn Health is funding the trial with IMV providing materials and counsel.

Epitopes are the part of the biological molecule that is the target of an immune response. Neoepitopes are the mutated proteins produced by a patient's own tumors. Neoepitope immunotherapies target these patient-specific proteins and have been referred to as ‘the next immunotherapy frontier.’ (1)

“The first immunization of the first ovarian cancer patient with our personalized, patient-specific neoepitopes developed at the University of Connecticut using our proprietary technology, formulated in IMV’s excellent immunomodulatory DPX delivery platform, is a major milestone for us,” said Study Investigator Pramod K Srivastava, PhD, MD, Director of the Neag Comprehensive Cancer Center at the University of Connecticut School of Medicine.

About the DPX-NEO Program

The DPX-NEO program is an ongoing collaboration evaluating the anti-cancer activity of proprietary patient-specific epitopes developed at UConn Health and formulated in IMV’s DPX-based novel immunotherapeutic delivery technology. IMV had previously announced the results from preclinical research in which researchers at UConn found that neoepitopes formulated in DPX-based formulations demonstrated superior immunogenic activity over comparators in mouse tumor models. In addition, IMV also previously announced a breakthrough in formulating multiple peptides in DPX formulations. The Company has patented the technology, which allows for both a larger number and a broader potential range of peptides into a single formulation as compared to standard formulation technologies.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Incyte and Merck. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Contacts for IMV:

MEDIA
Andrea Cohen, Sam Brown Inc.
T: (917) 209-7163 E: AndreaCohen@sambrown.com

INVESTOR RELATIONS
Marc Jasmin, IMV Senior Director, Investor Relations
T: (902) 492-1819 E: info@imv-inc.com

Patti Bank, Managing Director, Westwicke Partners
O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com

REFERENCES
1 Neoepitope Vaccines, Next Immunotherapy Frontier Cancer Discovery Published Online First December 28, 2015; doi:10.1158/2159-8290.CD-NB2015-179